Exhibit 99.3

CONSENT OF LEGAL COUNSEL

Re: Prospectus Supplement to the Registration Statement on Form F-10 of Docebo Inc.

We refer to the prospectus supplement, dated January 21, 2021 (the “Prospectus Supplement”), to the registration statement on Form F-10 originally filed on December 1, 2020 (File No. 333-251046) of Docebo Inc. to which this consent is exhibited. We hereby consent to the references to this firm in the Prospectus Supplement under the heading “Legal Matters” and “Documents Filed as Part of the Registration Statement” and to the reference to and use of our opinion under the heading “Certain Canadian Federal Income Tax Considerations”. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Stikeman Elliott LLP

STIKEMAN ELLIOTT LLP

Toronto, Ontario, Canada

January 21, 2021